Fact Sheet for Term Sheet No. 2544B Filed Pursuant to Rule 433 Registration Statement No. 333-206013 Dated September 9, 2015

Capped Knock-Out Notes Linked to the Common Stock of The Walt Disney Company due September 28, 2016

Capped upside; full downside exposure if the downside barrier is breached

General

The notes are designed for investors who seek a return at maturity linked to the performance of the common stock of The Walt Disney Company (the "**Underlying**"). If the Final Price is greater than or equal to the Knock-Out Price (80.00% of the Initial Price), investors will receive at maturity a return on the notes equal to the greater of (a) the Contingent Minimum Return of 4.30% and (b) the Underlying Return, subject to the Maximum Return of 15.00%. However, if the Final Price is less than the Knock-Out Price, a Knock-Out Event occurs and, for each $1,000 Face Amount of notes, investors will lose 1.00% of the Face Amount for every 1.00% by which the Final Price is less than the Initial Price. The notes do not pay any coupons or dividends and investors should be willing to lose a significant portion or all of their investment if a Knock-Out Event occurs. Any payment on the notes is subject to the credit of the Issuer.

Summary of Indicative Terms

CUSIP:	25152RP80
Issuer:	Deutsche Bank AG, London Branch
Maturity/Tenor:	Approximately twelve months, two weeks
Underlying:	Common stock of The Walt Disney Company (Ticker: DIS)
Issue Price:	100% of the Face Amount
Face Amount:	$1,000
Knock-Out Event:	A Knock-Out Event occurs if the Final Price is less than the Knock-Out Price.
Knock-Out Price:	80.00% of the Initial Price.
Contingent Minimum Return:	4.30% of the Initial Price. The actual Contingent Minimum Return will be determined on the Trade Date, and will not be less than 4.30%.
Maximum Return:	15.00%.
Payment at Maturity:	• If a Knock-Out Event has not occurred: $1,000 + ($1,000 x the *greater* of (a) Contingent Minimum Return and (b) Underlying Return, subject to Maximum Return) • If a Knock-Out Event has occurred: $1,000 + ($1,000 x Underlying Return)
Underlying Return:	$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$
Initial Price:	The Closing Price of the Underlying on the Trade Date
Final Price:	The arithmetic average of the Closing Prices of the Underlying on each of the five Averaging Dates
Closing Price:	On any trading day, the last reported sale price of one share of the Underlying on the relevant exchange multiplied by the then-current Stock Adjustment Factor, as determined by the calculation agent.
Stock Adjustment Factor:	Initially 1.0, subject to adjustment upon the occurrence of certain corporate events affecting the Underlying. See "Description of Securities — Anti-Dilution Adjustments for Reference Stock" in the product supplement accompanying term sheet 2544B.
Trade Date:	September 11, 2015
Settlement Date:	September 16, 2015
Averaging Dates:	September 19, 2016, September 20, 2016, September 21, 2016, September 22, 2016 and September 23, 2016
Maturity Date:	September 28, 2016
Fees and Commissions:	JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC or one of its affiliates will act as placement agents for the notes. The placement agents will receive a fee from the Issuer that will not exceed $10.00 per $1,000 Face Amount of notes, but may forgo any fees for sales to certain fiduciary accounts for which JPMorgan Chase Bank, N.A. or its affiliates act in a fiduciary capacity. For more information see "Supplemental Plan of Distribution" in the accompanying term sheet No. 2544B.

The Issuer's estimated value of the notes on the Trade Date is approximately $964.80 to $984.80 per $1,000 Face Amount of notes, which is less than the Issue Price. Please see "Issuer's Estimated Value of the Notes" in the accompanying term sheet No. 2544B for additional information.

By acquiring the notes, you will be bound by, and deemed to consent to, the imposition of any Resolution Measure (as defined below) by our competent resolution authority, which may include the write down of all, or a portion, of any payment on the notes. If any Resolution Measure becomes applicable to us, you may lose some or all of your investment in the notes. Please see "Resolution Measures" in the accompanying term sheet No. 2544B for more information.

For more information regarding this offering, please refer to the term sheet No. 2544B on the SEC website at
http://www.sec.gov/Archives/edgar/data/1159508/000095010315007297/dp59622_fwp-ts2544b.htm

Note Characteristics

- Opportunity to receive a return on the notes equal to the greater of (a) the Contingent Minimum Return and (b) the Underlying Return, subject to the Maximum Return, if a Knock-Out Event has not occurred
- Full downside exposure if a Knock-Out Event occurs

Risk Considerations

- You will lose a significant portion or all of your investment in the notes if a Knock-Out Event occurs.
- Unlike ordinary debt securities, the notes do not pay any coupons or dividends and do not guarantee any return on your initial investment at maturity.
- Any payment on the notes is subject to the credit of the Issuer.
- The Issuer (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Accordingly, you should be able and willing to hold your notes to maturity.
- Additional risk factors can be found on the last three pages of this fact sheet.

Hypothetical Return at Maturity

Payout After Knock-Out Event
Payout Without Knock-Out Event
Return on Notes (%)
60%
40%
20%
0%
-20%
-40%
-60%
-80%
-60%
-40%
-20%
0%
20%
40%
60%
Underlying Return (%)

NOT FDIC / NCUA INSURED OR GUARANTEED * MAY LOSE VALUE NO BANK GUARANTEE * NOT A DEPOSIT NOT INSURED OR GUARANTEED BY ANY FEDERAL GOVERNMENTAL AGENCY

Calculating the Payment at Maturity

For each $1,000 Face Amount of notes, investors will receive at maturity an amount based on (i) whether a Knock-Out Event has occurred and (ii) the Underlying Return, determined as follows. Any payment on the notes is subject to the credit of the Issuer.

Hypothetical Payments at Maturity

The hypothetical returns set forth below reflect the $1,000 Face Amount of notes, the Maximum Return of 15.00% and the Knock-Out Price of 80.00% of the Initial Price and assume a Contingent Minimum Return of 4.30%. The actual Initial Price and Contingent Minimum Return will be determined on the Trade Date and the Contingent Minimum Return will not be less than 4.30%.

Hypothetical Underlying Return (%)	Hypothetical Return on the Notes (%)	Hypothetical Payment at Maturity ($)
100.00%	15.00%	$1,150.00
80.00%	15.00%	$1,150.00
50.00%	15.00%	$1,150.00
20.00%	15.00%	$1,150.00
15.00%	15.00%	$1,150.00
10.00%	10.00%	$1,100.00
5.00%	5.00%	$1,050.00
4.30%	4.30%	$1,043.00
2.50%	4.30%	$1,043.00
0.00%	4.30%	$1,043.00
-5.00%	4.30%	$1,043.00
-10.00%	4.30%	$1,043.00
-20.00%	4.30%	$1,043.00
-30.00%	-30.00%	$700.00
-40.00%	-40.00%	$600.00
-50.00%	-50.00%	$500.00
-80.00%	-80.00%	$200.00
-100.00%	-100.00%	$0.00

Selected Risk Factors

YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of your investment. The return on the notes at maturity is based on whether or not a Knock-Out Event occurs and the Underlying Return. If the Final Price is less than the Knock-Out Price, a Knock-Out Event occurs and your investment will be fully exposed to any decline in the price of the Underlying as measured on the Averaging Dates. If a Knock-Out Event has occurred, for each $1,000 Face Amount of notes, you will lose 1.00% of the Face Amount for every 1.00% by which the Final Price is less than the Initial Price. In this circumstance, you will lose a significant portion or all of your investment in the notes. Any payment on the notes is subject to our ability to satisfy our obligations as they become due.

THE RETURN ON THE NOTES IS LIMITED BY THE MAXIMUM RETURN — If a Knock-Out Event does not occur, for each $1,000 Face Amount of notes, you will receive at maturity $1,000 plus an amount equal to $1,000 multiplied by the greater of (i) the Contingent Minimum Return of 4.30% and (ii) the Underlying Return, subject to the Maximum Return of 15.00%. Consequently, the maximum Payment at Maturity will be $1,150.00 for each $1,000 Face Amount of notes you hold, regardless of any further increase in the price of the Underlying, which may be significant.

YOU WILL NOT RECEIVE THE CONTINGENT MINIMUM RETURN IF A KNOCK-OUT EVENT OCCURS — If the Final Price is less than the Knock-Out Price, you will not receive a positive return on the notes equal to at least the Contingent Minimum Return and instead, for each $1,000 Face Amount of notes, you will lose 1.00% of the Face Amount for every 1.00% by which the Final Price is less than the Initial Price.

THE NOTES DO NOT PAY ANY COUPONS — Unlike ordinary debt securities, the notes do not pay any coupons and do not guarantee any return of your initial investment at maturity.

THE NOTES ARE SUBJECT TO THE CREDIT OF DEUTSCHE BANK AG — The notes are senior unsecured obligations of Deutsche Bank AG and are not, either directly or indirectly, an obligation of any third party. Any payment(s) to be made on the notes depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. An actual or anticipated downgrade in Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking Deutsche Bank AG’s credit risk will likely have an adverse effect on the value of the notes. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its obligations or become subject to a Resolution Measure, you might not receive any amount(s) owed to you under the terms of the notes and you could lose your entire investment.

THE NOTES MAY BECOME SUBORDINATED TO THE CLAIMS OF OTHER CREDITORS, BE WRITTEN DOWN, BE CONVERTED OR BECOME SUBJECT TO OTHER RESOLUTION MEASURES. YOU MAY LOSE SOME OR ALL OF YOUR INVESTMENT IF ANY SUCH MEASURE BECOMES APPLICABLE TO US — On May 15, 2014, the European Parliament and the Council of the European Union published the Bank Recovery and Resolution Directive for establishing a framework for the recovery and resolution of credit institutions and investment firms. The Bank Recovery and Resolution Directive required each member state of the European Union to adopt and publish by December 31, 2014 the laws, regulations and administrative provisions necessary to comply with the Bank Recovery and Resolution Directive. To implement the Bank Recovery and Resolution Directive, Germany has adopted the Recovery and Resolution Act (Sanierungs- und Abwicklungsgesetz, or “Resolution Act”), which became effective on January 1, 2015. The Resolution Act may result in the notes being subject to the powers exercised by our competent resolution authority to impose a Resolution Measure on us. A “Resolution Measure” may include: writing down, including to zero, any payment on the notes; converting the notes into ordinary shares or other instruments qualifying as core equity tier 1 capital; or applying any other resolution measure, including (but not limited to) transferring the notes to another entity, amending the terms and conditions of the notes or cancelling of the notes. We expect additional Resolution Measures to become applicable to us when the European regulation of July 15, 2014 relating to the resolution of credit institutions and certain investment firms in the framework of a Single Resolution Mechanism and a Single Resolution Fund (commonly referred to as the “SRM Regulation”) becomes effective on January 1, 2016. On May 26, 2015, the German Federal Government published a draft bill of a Resolution Mechanism Act. One of this law’s primary purposes would be to conform German law to the SRM Regulation. In addition, the draft bill proposes that in the event of an insolvency proceeding, senior unsecured debt instruments would by operation of law rank junior to all other outstanding unsecured unsubordinated obligations, but in priority to all contractually subordinated instruments. The proposed subordination would not apply if the terms of the senior unsecured debt instruments provide that (i) the repayment amount depends on the occurrence or non-occurrence of a future event, or will be settled in kind, or (ii) the interest amount depends on the occurrence or non-occurrence of a future event, unless it depends solely on a fixed or variable reference interest rate and will be settled in cash. Instruments that are typically traded on money markets would not be subject to the proposed subordination. The proposed order of priorities would apply to insolvency proceedings commenced on or after January 1, 2016. If enacted, the proposed subordination of senior unsecured debt instruments could apply to the notes, which would most likely result in a larger share of loss being allocated to the notes in the event of an insolvency proceeding or the imposition of any Resolution Measures by the competent resolution authority. The final version of the Resolution Mechanism Act may provide for additional Resolution Measures that may become applicable to us. Imposition of a Resolution Measure would likely occur if we become, or are deemed by our competent supervisory authority to have become, “non-viable” (as defined under the then applicable law) and are unable to continue our regulated banking activities without a Resolution Measure becoming applicable to us. You may lose some or all of your investment in the notes if a Resolution Measure becomes applicable to us.

By acquiring the notes, you would have no claim or other right against us arising out of any subordination or Resolution Measure, and we would have no obligation to make payments under the notes following the imposition of a Resolution Measure. In particular, the imposition of any Resolution Measure will not constitute a default or an event of default under the notes, under the senior indenture or for the purpose of the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act.”). Furthermore, because the notes are subject to any Resolution Measure, secondary market trading in the notes may not follow the trading behavior associated with similar types of securities issued by other financial institutions which may be or have been subject to a Resolution Measure. In addition, by your acquisition of the notes, you waive, to the fullest extent permitted by the Trust Indenture Act and applicable law, any and all claims against the trustee and the paying agent for, agree not to initiate a suit against the trustee and the paying agent in respect of, and agree that neither the trustee nor the paying agent will be liable for, any action that the trustee or the paying agent takes, or abstains from taking, in either case in accordance with the imposition of a Resolution Measure by our competent resolution authority with respect to the notes. Accordingly, you may have limited or circumscribed rights to challenge any decision of our competent resolution authority to impose any Resolution Measure.

THE ISSUER’S ESTIMATED VALUE OF THE NOTES ON THE TRADE DATE WILL BE LESS THAN THE ISSUE PRICE OF THE NOTES — The Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this fact sheet) is less than the Issue Price of the notes. The difference between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions, if any, and the cost of hedging our obligations under the notes through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. The Issuer’s estimated value of the notes is determined by reference to an internal funding rate and our pricing models. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions, if any, and the estimated cost of hedging our obligations under the notes, reduces the economic terms of the notes to you and is expected to adversely affect the price at which you may be able to sell the notes in any secondary market. In addition, our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. If at any time a third party dealer were to quote a price to purchase your notes or otherwise value your notes, that price or value may differ materially from the estimated value of the notes determined by reference to our internal funding rate and pricing models. This difference is due to, among other things, any difference in funding rates, pricing models or assumptions used by any dealer who may purchase the notes in the secondary market.

INVESTING IN THE NOTES IS NOT THE SAME AS INVESTING IN THE UNDERLYING — The return on the notes may not reflect the return you would have realized if you had directly invested in the Underlying. For instance, your return on the notes is based on whether or not a Knock-Out Event occurs, in addition to the performance of the Underlying.

IF THE PRICE OF THE UNDERLYING CHANGES, THE VALUE OF YOUR NOTES MAY NOT CHANGE IN THE SAME MANNER — Your notes may trade quite differently from the price of the Underlying. Changes in the price of the Underlying may not result in comparable changes in the value of your notes.

NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not have any voting rights or rights to receive cash dividends or other distributions or other rights that holders of the Underlying would have.

ANTI-DILUTION PROTECTION IS LIMITED, AND THE CALCULATION AGENT MAY MAKE ADJUSTMENTS IN ADDITION TO, OR THAT DIFFER FROM, THOSE SET FORTH IN THE PRODUCT SUPPLEMENT ACCOMPANYING TERM SHEET 2544B — The calculation agent will make adjustments to the Stock Adjustment Factor, which will initially be set at 1.0, for certain events affecting the Underlying. The calculation agent is not required, however, to make adjustments in response to all corporate actions, including if the issuer of the Underlying or another party makes a partial tender or partial exchange offer for the Underlying. If such an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected. In addition, you should be aware that the calculation agent may, at its sole discretion, make adjustments to the Stock Adjustment Factor or any other terms of the notes that are in addition to, or that differ from, those described in the product supplement accompanying term sheet 2544B to reflect changes occurring in relation to the Underlying or any other security received in a reorganization event in circumstances where the calculation agent determines that it is appropriate to reflect those changes to ensure an equitable result. Any alterations to the specified anti-dilution adjustments for the Underlying or any other security received in a reorganization event described in the product supplement accompanying term sheet 2544B may be materially adverse to investors in the notes. You should read “Description of Securities — Anti-Dilution Adjustments for Reference Stock” in the product supplement accompanying term sheet 2544B in order to understand the adjustments that may be made to the notes.

SINGLE STOCK RISK — The price of the Underlying can rise or fall sharply due to factors specific to the Underlying and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions. For additional information about the Underlying and its issuer, please see “The Underlying” in the accompanying term sheet 2544B and the issuer’s SEC filings referred to in that section.

THERE IS NO AFFILIATION BETWEEN THE ISSUER OF THE UNDERLYING AND US, AND WE HAVE NOT PARTICIPATED IN THE PREPARATION OF, OR VERIFIED, ANY DISCLOSURE BY THE ISSUER OF THE UNDERLYING — We are not affiliated with the issuer of the Underlying. However, we or our affiliates may currently or from time to time in the future engage in business with the issuer of the Underlying, including extending loans to, making equity investments in, or providing advisory services to, such issuer, including merger and acquisition advisory service. In the course of this business, we or our affiliates may acquire non-public information about the issuer of the Underlying, and we will not disclose any such information to you. Nevertheless, neither we nor our affiliates have participated in the preparation of, or verified, any information about the Underlying or the issuer of the Underlying. You, as an investor in the notes, should make your own investigation into the issuer of the Underlying. The issuer of the Underlying is not involved in the notes offered hereby in any way and has no obligation of any sort with respect to your notes. The issuer of the Underlying has no obligation to take your interests into consideration for any reason, including when taking any corporate actions that would require the calculation agent to adjust the Stock Adjustment Factor, which may adversely affect the value of your notes.

PAST PERFORMANCE OF THE UNDERLYING IS NO GUIDE TO FUTURE PERFORMANCE — The actual performance of the Underlying over the term of the notes may bear little relation to the historical closing prices of the Underlying and/or the hypothetical return examples set forth elsewhere in this fact sheet. We cannot predict the future performance of the Underlying or whether the performance of the Underlying will result in the return of any of your investment.

ASSUMING NO CHANGES IN MARKET CONDITIONS AND OTHER RELEVANT FACTORS, THE PRICE YOU MAY RECEIVE FOR YOUR NOTES IN SECONDARY MARKET TRANSACTIONS WOULD GENERALLY BE LOWER THAN BOTH THE ISSUE PRICE AND THE ISSUER’S ESTIMATED VALUE OF THE NOTES ON THE TRADE DATE — While the payment(s) on the notes described in this fact sheet is based on the full Face Amount of your notes, the Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this fact sheet) is less than the Issue Price of the notes. The Issuer’s estimated value of the notes on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your notes in the secondary market at any time. Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer’s estimated value of the notes on the Trade Date. Our purchase price, if any, in secondary market transactions would be based on the estimated value of the notes determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the notes and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our notes for use on customer account statements would generally be determined on the same basis. However, during the period of approximately three months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

In addition to the factors discussed above, the value of the notes and our purchase price in secondary market transactions after the Trade Date, if any, will vary based on many economic and market factors, including our creditworthiness, and cannot be predicted with accuracy. These changes may adversely affect the value of your notes, including the price you may receive in any secondary market transactions. Any sale prior to the Maturity Date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

THE NOTES WILL NOT BE LISTED AND THERE WILL LIKELY BE LIMITED LIQUIDITY — The notes will not be listed on any securities exchange. There may be little or no secondary market for the notes. We or our affiliates intend to act as market makers for the notes but are not required to do so and may cease such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the notes when you wish to do so or at a price advantageous to you. Because we do not expect other dealers to make a secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which we or our affiliates are willing to buy the notes. If, at any time, we or our affiliates do not act as market makers, it is likely that there would be little or no secondary market in the notes. If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss, even in cases where the price of the Underlying has increased since the Trade Date.

MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES — While we expect that, generally, the price of the Underlying will affect the value of the notes more than any other single factor, the value of the notes prior to maturity will also be affected by a number of economic and market factors that may either offset or magnify each other.

TRADING AND OTHER TRANSACTIONS BY US, JPMORGAN CHASE & CO. OR OUR OR ITS AFFILIATES IN THE EQUITY AND EQUITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE NOTES — We or our affiliates expect to hedge our exposure from the notes by entering into equity and equity derivative transactions, such as over-the-counter options, futures or exchange-traded instruments. We, JPMorgan Chase & Co. or our or its affiliates may also engage in trading in instruments linked or related to the Underlying on a regular basis as part of our or their general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. Such trading and hedging activities may adversely affect the price of the Underlying and, therefore, make it less likely that you will receive a positive return on your investment in the notes. It is possible that we, JPMorgan Chase & Co. or our or its affiliates could receive substantial returns from these hedging and trading activities while the value of the notes declines. We, JPMorgan Chase & Co. or our or its affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Underlying. To the extent we or our affiliates serve as issuer, agent or underwriter for such securities or financial or derivative instruments, our or our affiliates’ interests with respect to such products may be adverse to those of the holders of the notes. Introducing competing products into the marketplace in this manner could adversely affect the price of the Underlying and the value of the notes. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies related to the notes.

WE, JPMORGAN CHASE & CO. OR OUR OR ITS AFFILIATES MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD ADVERSELY AFFECT THE PRICE OF THE UNDERLYING OR THE VALUE OF THE NOTES — We, JPMorgan Chase & Co. or our or its affiliates may publish research from time to time on financial markets and other matters that could adversely affect the price of the Underlying and the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any research, opinions or recommendations expressed by us, JPMorgan Chase & Co. or our or its affiliates may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation of the merits of investing in the notes and the Underlying.

POTENTIAL CONFLICTS OF INTEREST — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent, hedging our obligations under the notes and determining the Issuer’s estimated value of the notes on the Trade Date and the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions. In performing these roles, our economic interests and those of our affiliates are potentially adverse to your interests as an investor in the notes. The calculation agent will determine, among other things, all values, prices and levels required to be determined for the purposes of the notes on any relevant date or time. The calculation agent also has some discretion about certain adjustments to the Stock Adjustment Factor and will be responsible for determining whether a market disruption event has occurred as well as, in some circumstances, the prices or levels related to the Underlying that affect whether a Knock-Out Event has occurred. Any determination by the calculation agent could adversely affect the return on the notes.

THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN — In determining our tax reporting responsibilities, if any, with respect to the notes, we expect to treat them for U.S. federal income tax purposes as prepaid financial contracts that are not debt. Generally, if this treatment is respected, (i) you should not recognize taxable income or loss prior to the taxable disposition of your notes (including at maturity) and (ii) the gain or loss on your notes should be capital gain or loss. However, significant aspects of the tax treatment of the notes are uncertain. If the Internal Revenue Service (“IRS”) were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes could differ materially and adversely from those described briefly above. In addition, in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on the tax treatment of “prepaid forward contracts” and similar instruments. Any resulting guidance could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. For further information, you should review carefully the section of the product supplement accompanying term sheet No. 2544B entitled “U.S. Federal Income Tax Consequences” and the section of the accompanying term sheet entitled “Tax Consequences.”

See “Selected Risk Considerations” in the accompanying term sheet and “Risk Factors” in the product supplement, prospectus supplement and prospectus accompanying term sheet No. 2544B for additional information.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No. 2544B and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, term sheet No. 2544B and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.